UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – UNDER JUDICIAL REORGANIZATION,

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – UNDER JUDICIAL REORGANIZATION

AND

OI BRASIL HOLDINGS COÖPERATIEF U.A. – UNDER JUDICIAL REORGANIZATION
ANNOUNCE CLOSING OF THE NON- QUALIFIED RECOVERY SETTLEMENT

RIO DE JANEIRO, RJ, BRAZIL, July 31, 2018 — Oi S.A. – Under Judicial Reorganization (“Oi”), Portugal Telecom International Finance B.V. – Under Judicial Reorganization (“PTIF”) and Oi Brasil Holdings Coöperatief U.A. – Under Judicial Reorganization (“Oi Coop”; and together with Oi and PTIF, collectively the “Issuers”) announce that the closing of the Non-Qualified Recovery Settlement took place on July 27, 2018.

Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Information Statement dated June 15, 2018 (as supplemented by the Supplement to the Information Statement dated July 3, 2018, the “Information Statement”).

The Non-Qualified Recovery Settlement consisted of the delivery of participation interests in the Non-Qualified Credit Agreement among the Original Lenders (as defined in the Non-Qualified Credit Agreement) and Lucid Agency Services Limited, as agent of the other Financing Parties (as defined in the Non-Qualified Credit Agreement), to Non-Qualified Holders whose surrendered Notes were accepted in accordance with the previously announced settlement procedures.

The aggregate principal amount of the loans under the Non-Qualified Credit Agreement is US$79,572,641.00.  Non-Qualified Holders whose surrendered Notes were accepted in accordance with the previously announced settlement procedures were entitled to a participation interest in the Non-Qualified Credit Agreement in the principal amount of US$500 for each US$1,000 of Bondholder Credits held by such Non-Qualified Holder.

Non-Qualified Holders that did not validly participate and surrender their Notes in accordance with the settlement procedures set forth in the Information Statement will ONLY be entitled to receive the Default Recovery.

Copies of the Information Statement are available through the settlement website at https://sites.dfkingltd.com/oisettlement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer